SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2011
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: April 27, 2011

List of materials

Documents attached hereto:

i) Press Release announcing Sharp and Sony Amend Agreement regarding Joint Venture to Produce and Sell Large-Sized LCD Panels and Modules.

April 27, 2011
Sharp Corporation
Sony Corporation

Sharp and Sony Amend Agreement regarding Joint Venture to Produce and Sell
Large-Sized LCD Panels and Modules

TOKYO, April 27, 2011----Sharp Corporation (“Sharp”) and Sony Corporation (“Sony”) today announced that they have entered into an amendment to their agreement (the “JV Agreement”) executed in July 2009 to establish Sharp Display Products Corporation (“SDP”), a joint venture, to produce and sell large-sized LCD panels and modules.

Under the original JV Agreement, Sony was to make additional capital injections to SDP, resulting in a maximum 34% ownership by Sony of SDP by the end of April 2011, subject to certain conditions set forth in the JV Agreement.  Sharp and Sony have now agreed to amend the JV Agreement to suspend those contributions and plan to continue to discuss any future contributions by Sony to SDP until the end of March 2012.

On July 1, 2009, Sharp transferred its LCD panel plant in Sakai City, Osaka Prefecture, to SDP.  On December 29, 2009, Sony invested 10 billion yen into SDP in exchange for new shares issued by SDP to Sony (at which time Sony owned 7.04% of the shares in SDP) and, as a result, SDP became a joint venture company of Sharp and Sony on that date.  Sony has made no further investment to date.

[Impact on the consolidated financial information of Sharp, as a parent company of SDP]
No material impact from this amendment is anticipated on Sharp's consolidated financial results for the fiscal year ending March 31, 2012 and beyond.

[Impact on the consolidated financial information of Sony]
Any impact as a result of this amendment on Sony’s consolidated financial results for the fiscal year ending March 31, 2012 and beyond is currently being assessed.  There is no material impact on Sony's consolidated financial forecasts for the fiscal year ended March 31, 2011 as a result of this amendment.

Media Inquiries:
Corporate Public Relations Division, Sharp Corporation
Tel: +81-6-6625-3006 (Osaka)
Tel: +81-3-3260-1870 (Tokyo)
Corporate Communications, Sony Corporation
    Tel: +81-3-6748-2200 (Tokyo)

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